ROPKA LAW, LLC

C. Richard Ropka, LLM (Tax) †

       215 Fries Mill Road

                Turnersville, New Jersey 08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

January 23, 2025

VIA EDGAR

Megan Miller, Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure Review and Accounting

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-41461; 811-08529

SOX Review – 2024 Annual Report

Dear Ms. Miller:

Kindly accept this letter, on behalf of the Registrant, in response to our telephone conversation on December 20, 2024, wherein you provided comments to the above-referenced Registrant’s 2024 Annual Report (Form N-CEN filed on November 6, 2024, and Form N-CSR, filed on November 12, 2024). Your comments and the responses provided by the Registrant are set forth below.

1.

You have asked that with respect to Reg. S-X -210.6.04 which reads “Cash. Include under this caption cash on hand and demand deposits. Provide in a note to the financial statements the information required under § 210.5-02.1 regarding restrictions and compensating balances.”, provide, on a going forward basis, in a footnote to the financial statement disclosure indicating any restrictions as to withdrawal or usage of each Fund’s cash or cash items (i.e. pledging or borrowing arrangements)

Response: The Registrant will add the suggested disclosure in a footnote in all future filings as applicable.

2.

The Staff noted that the Registrant is a series trust with multiple funds.  Accordingly, with reference to Item #10 on each Fund’s TSR, and #3 of the corresponding FAQs, consider whether it would be more operationally efficient for the Registrant to prepare its Form N-CSR filing by combining responses to multiple items of the form TSR.

Ms. Magen Miller

January 23, 2025

Response:  The Registrant will review each Fund’s TSR taking into consideration the permissible presentation opportunities set forth in #3 of the corresponding FAQs and design such a presentation which communicates the information effectively to the shareholder and be more operationally efficient.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ Charles R. Ropka, Esquire

Charles R. Ropka, Esquire